Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—JULY 2002

Series	1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	18.15%
Less Coupon	1.96%
Servicing Fee	1.86%
Net Credit Losses	8.62%

Excess Spread:
Jul-02	5.71%
Jun-02	4.64%
May-02	4.97%
Three month Average Excess Spread	5.11%

Delinquencies:
30 to 59 Days	1.75%
60 to 89 Days	1.15%
90 + Days	2.21%
Total	5.11%

Payment Rate:	9.00%

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